EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended		24 Weeks Ended
	July 21, 2012	July 23, 2011	July 21, 2012	July 23, 2011
Net loss applicable to common shares:
From continuing operations	$(33,810)	$(5,863)	$(37,847)	$(5,107)
From discontinued operations	(1,349)	(381)	(1,956)	(390)

Net loss	$(35,159)	$(6,244)	$(39,803)	$(5,497)

Shares:
Weighted average number of common shares outstanding	9,105,061	9,137,484	9,108,208	9,114,957
Less: Treasury stock - weighted average	(1,992,281)	(2,097,043)	(2,044,662)	(2,098,666)

Weighted average number of common and common equivalent shares outstanding	7,112,780	7,040,441	7,063,546	7,016,291

Net loss per common and common equivalent shares:
From continuing operations	$(4.75)	$(0.83)	$(5.36)	$(0.73)
From discontinued operations	(0.19)	(0.06)	(0.27)	(0.05)

Net loss per common share	$(4.94)	$(0.89)	$(5.63)	$(0.78)